Höganäs

Date/Datum 23 March 2007

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SEC MAIL RECEIVED PROCESSING SECTION APR 0 4 2007 WASH., D.C. 199

07022253

Securities and Exchange Commission
Division of Corporation Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549
USA

Attention: Special Counsel, Office of International Corporate Finance

SUPPL

Dear Sir or Madam,

Re.: Rule 12g3-2(b)
File No. 82-3754

The enclosed information is being furnished to the Securities and Exchange Commission (the "Commission") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Exchange Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under Paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that Höganäs AB is subject to the Exchange Act.

Yours sincerely,
HÖGANÄS AB (publ)

PROCESSED
APR 1 1 2007
THOMSON FINANCIAL

Christel Hübinette

Encl.

Bl. 4730

Postal address/Postanschrift
Höganäs AB (publ)
S-263 83 Höganäs
Sweden/Schweden

Org. No. 556005-0121

Telephone/Telefon +46 42 33 80 00

Telefax +46 42 33 83 60

Telex 72368 HBADMS

Executive Group +46 42 33 80 80

Höganäs

NOTICE CONVENING THE ANNUAL GENERAL MEETING

Shareholders of **Höganäs AB (publ)** are hereby convened to the AGM (Annual General Meeting) at 3 p.m. on Wednesday 25 April 2007 at HB-Hallen, Bruksgatan, Höganäs, Sweden. The premises open for registration at 1:30 p.m.

Notification

Shareholders that wish to participate at the AGM should

first be recorded on the share register maintained by VPC AB (the Swedish Central Securities Depository & Clearing Organization) by no later than Thursday 19 April 2007

second notify the company of their intention to participate at the AGM by no later than 4 p.m. on Thursday 19 April 2007.

Notification can be made by post to Höganäs AB, 263 83 Höganäs, Sweden, by telephone +46 (0) 42 33 80 59, by fax +46 (0) 42 33 80 80, on the company's Website www.hoganas.com, or by e-mail: stamma@hoganas.com. Notifications should state name, address, telephone number, personal or corporate identity number and registered shareholdings. Shareholders intending to bring assistants should notify the company simultaneously with their own applications. Representatives of legal entities should submit the necessary authorization documentation prior to the Meeting.

For entitlement to participate at the AGM, shareholders that have registered their shares with bank trust departments or independent nominees must temporarily re-register their shares in their own name with VPC. Such registration should be complete by no later than 19 April 2007. Accordingly, shareholders should request re-registration of shares with their nominee in good time before this date.

Proposed agenda:

1. Opening the Meeting and election of the Chairman of the Meeting;
2. Preparing and approving the Voting List;
3. Approving the agenda;
4. Appointing two people to verify the minutes;
5. Consideration of whether the Meeting has been duly convened
6. Submission of the Annual Report and Audit Report, and the Consolidated Financial Statements and Consolidated Audit Report, including statements from the Chief Executive Officer and a statement on the activities of the Board and the Board's Committees;
7. Resolutions on:
   a) adopting the Income Statement and Balance Sheet and the Consolidated Income Statement and Consolidated Balance Sheet;
   b) appropriation of the company's profits pursuant to the adopted Balance Sheet and the record date, if the Meeting approves dividends;
   c) discharging the Board members and Chief Executive Officer from liability;
8. Approval of the number of Board members and Deputies;
9. Approval of Directors' and auditors' fees ;
10. Election of the Board, Chairman and Deputies;
11. Approval of the number of auditors
12. Approval of auditors' fees
13. Election of auditors;
14. Proposal regarding the Election Committee;
15. Proposal regarding the principles for remunerating the corporate management;
16. Proposal regarding the transfer of class B treasury shares to the Chief Executive Officer, without payment;
17. Proposal regarding a performance-related employee stock option plan encompassing resolution on:
    a) the introduction of a performance-related employee stock option plan;
    b) the acquisition of shares in the company;
    c) the transfer of shares in the company.
18. Closing of the Meeting

Proposal from the Election Committee (items 1 and 8-13)

The Election Committee for this year's AGM has comprised Ulf G Lindén (Lindéngruppen), Chairman, Carl-Olof By (Industrivärden), Ramsay Brufer (Alecta), Henrik Didner (Didner & Gerge Fonder) and Chairman of the Board Per Molin. The Election Committee, which represents approximately 55% of the number of votes for all shares of the company, has proposed that:

- Attorney Ragnar Lindqvist is appointed Chairman of the Meeting;
- The number of ordinary Board members will be nine, with no Deputies;
- Directors' fees will be SEK 2,100,000, with the Chairman of the Board receiving SEK 400,000 and other members elected by the AGM but not employed by the group each receiving SEK 200,000, and the remaining SEK 300,000 payable as remuneration for committee activities, at SEK 50,000 each to the two external Board members in the company's Currency Committee and SEK 100,000 to the chairman of the company's audit committee and SEK 50,000 each to the two external Board members of the Audit Committee, with no remuneration payable for work on the Remuneration Committee;
- Re-election of the following Board members Alrik Danielson, Per Molin, Bernt Magnusson, Jenny Lindén Urnes, Agnete Raaschou-Nielsen, Bengt Kjell, Oystein Krogen and Hans-Olov Olsson and election of Urban Jansson;
- Re-election of Per Molin as Chairman of the Board.
- Fees payable to auditors according to account;
- Election of KPMG Bohlins AB as auditors for the period until the end of the AGM 2011.

Urban Jansson, born 1945, is Chairman of the Board of the Rezidor Hotel Group, Jetpak Group, Siemens AB and Tylö AB, Deputy Chairman of the board of Ahlströms Corp. and Board member of companies including Addtech AB, W Becker AB, CapMan, Clas Ohlson AB, SEB and the Stockholm Stock Exchange Companies Committee.

Information on all proposed members of the company's Board of Directors and a statement on the Election Committee's activities are available at the company's website.

Dividends (item 7b)

The Board of Directors proposes declaring a dividend of SEK 6.25 per share for the financial year 2006, with Monday 30 April 2007 as the record date. If the AGM resolves pursuant to the proposal, dividends will be scheduled for disbursement from VPC on Friday, 4 May 2007.

Proposed Election Committee (item 14)

The Election Committee shall comprise representatives of the four largest shareholders in terms of the number of vote, pursuant to VPC's register as of 31 August 2007, and the Chairman of the Board, as convener. The member representing the largest shareholder will be appointed Chairman of the Election Committee. If a member leaves the Election Committee before its activities are complete, if considered necessary, his/her replacement should be appointed from the same shareholder, or if the shareholder is no longer one of the largest shareholders, from the next-largest shareholder. If the ownership structure essentially changes in some other manner before the task of the Election Committee is complete, then if the Election Committee so decides, the composition of the Election Committee will be changed in the manner the Election Committee considers appropriate.

The composition of the Election Committee for the AGM 2008 will be published no later than six months before the AGM. There will be

no remuneration to members of the Election Committee. The company will be liable for potential overheads for Election Committee activities. The Election Committee's mandate period will run until the composition of the next Election Committee is published.

Proposal regarding principles for remuneration for the corporate management (item 15)
The Board of Directors proposes that the AGM approves principles for remuneration and other employment terms of the corporate management, with substantially, the following implication.

Remuneration to the corporate management shall comprise a fixed and a performance-related part. Performance-related pay shall be subject to a maximum. The fixed basic salary of the corporate management shall be on market terms and based on competence, responsibility and performance. Performance-related remuneration shall not exceed fixed salary, and in normal circumstances, not exceed six months' salary. It shall be related to the satisfaction of pre-determined objectives.

The corporate management and other key employees will be eligible for employee stock option plans, whereby allotment shall be apportioned by the Board of Directors according to pre-determined factors and target figures for volume and profit growth as well as return on capital employed. The Chief Executive Officer shall be part of a special share-related incentive scheme, whereby the outcome for each financial year shall be related to the Chief Executive Officer's own shareholding in the company, and the group's profit performance.

The corporate management's non-monetary benefits and pensions shall facilitate the work of the management, and correspond to what can be considered reasonable in relation to the local market practice where the respective management team member is active. The corporate management's pensions shall correspond to the terms on the local market where the respective management team member is active, and should be based on defined-contribution pension schemes or national pension schemes such as Sweden's ITP scheme (Supplementary Pensions for Salaried Employees). Dismissal and severance pay for a member of the corporate management should not, in total, exceed 24 months' salary. Normally, a six-month mutual notice period shall apply. The Board of Directors shall have the right to deviate from the aforementioned principles for remunerating the corporate management if motivated by special circumstances in individual cases.

Proposal regarding the transfer of class B treasury shares to the Chief Executive Officer, without payment (item 16)
The Board of Directors proposes that the AGM approves the transfer of 3,000 class B treasury shares without payment to Alrik Danielson as an equity-related incentive for achieving budgeted EBIT in 2006.

This proposal comprises part of a long-term equity-related incentive package for Mr. Danielson, according to which—assuming the AGM's resolution for each financial year—will receive class B shares of the company for each of the financial years 2006, 2007 and 2008 that the company achieves budgeted EBIT, without payment. Additionally, this requires Mr. Danielson to acquire and retain a specified number of shares in the company himself, and remain employed as Chief Executive Officer. After the end of each financial year, the Board of Directors shall determine whether the terms for apportioning the shares to Mr. Danielson have been satisfied, and in such case, propose to the AGM that apportionment is effected through the transfer of treasury shares.

For validity, resolution on the above requires the support of shareholders with at least nine-tenths of the votes cast and the shares represented at the Meeting.

Proposal regarding a performance-related employee stock option plan item 17)

The Board of Directors is proposing a performance-related employee stock option package for 2007 intended to offer key employees of the group the opportunity of future shareholding in the company, and therefore to realise increased interest in and commitment to the company's operations. The Board of Directors views this proposal as the first part of a three-year package, and accordingly, intends to submit proposals for employee stock option plans pursuant to corresponding principles at the AGMs in 2008 and 2009.

To be able to consummate the proposed incentive scheme, the Board of Directors proposes that the AGM resolves as set forth in items a)-c) below. All resolutions are proposed to be conditional up on the AGM's approval of each of the proposals.

For validity, resolutions pursuant to items a)-c) below require representation by shareholders with at least nine-tenths of the votes cast and shares represented at the Meeting.

Item 17a) Introduction of a performance-related employee stock option plan
The Board of Directors proposes that the AGM approves the scope and basic principles of the performance-related employee stock option plan for 2007 of class B shares of the company pursuant to the following:

Allotment
The Board of Directors shall have the right to decide on the allotment of employee stock options that may provide approximately 45 key employees of the group with the opportunity to acquire a maximum total of 250,000 class B shares in Höganäs. The Allotment is dependent on the progress of the group's value growth in 2007 against the Board of Directors' determined and weighted target figures for the following value factors: return on capital employed, volume growth and earnings per share. If the target figure for a growth factor determined by the Board of Directors is exceeded with 5 per cent, the allotment shall be 100 per cent of the maximum number of shares attributable to this growth factor, within the scope of the determined weighting, while no allotment of a value factor occurs if the determined target figure of the value factor is more than 5 per cent lower than determined, and in the intervening interval a *pro rata* allotment is effected.

The allotment of employee stock options is subject to the following maximum numbers per person in the various key groups:
- category 1 - Chief Executive Officer — 25,000 employee stock options
- category 2 - other senior executives (approx. 15) — 9,000 employee stock options
- category 3 - key employees (approx. 30) — 3,000 employee stock options

The Board of Directors will decide on the individuals in the aforementioned groups based on authority, qualification and individual performance. The apportionment of employee stock options will be effected in March 2008 and thereafter. The Board of Directors shall have the right to introduce an alternative incentive scheme for key employee in those countries where apportionment of employee stock options is not appropriate. As far as practically possible, such alternative incentive scheme will be designed on the corresponding terms as the employee stock option plan. Employee stock options are not transferable and necessitate continued employment and also that the option-holder has not been made redundant, nor terminated his/her employment.

The maturity and exercise periods of employee stock options
The maximum maturity of employee stock options will be four years from the time of allotment.
Stock options will be exercisable to acquire shares as follows:
- 50% at the earliest two years after allotment
- all, at the earliest three years after allotment.
Alternatively, if the holder so requires, the stock options will be redeemable for cash, whereupon the holder receives an amount

corresponding to the difference between the share price upon exercise and the exercise price.

Exercise price and recalculation
The exercise price will be determined at an amount corresponding to 120% of the average volume-weighted price paid of class B shares on the Stockholm Stock Exchange during a period of 10 trading days immediately prior to the AGM. If the AGM were to make resolutions including an increase or reduction of the number of outstanding shares, or dividends exceeding the company's dividend policy, recalculation may be conducted during the term of the employee stock options to retain the value of employee stock options. Any decisions on recalculation shall be taken by the company's Board of Directors.

Delivery of shares and costs
The employee stock options entail a right to acquire existing shares. To ensure the delivery of shares and as a hedge against potential cash flow effects of social security costs resulting from the employee stock option plan, the Board of Directors intends to undertake hedging through equity swaps with third parties and/or under the condition that pursuant to AGM resolution on items b)-c) below, acquisitions of treasury shares that can be transferred to employees under the auspices of the performance-related employee stock option plans.

<u>Item 17 b) Acquisitions of treasury shares</u>
The Board of Directors proposes that for the period until the next AGM, the Board of Directors is authorised to decide on the acquisition of class B treasury shares on the Stockholm Stock Exchange. The re-purchase may be conducted so that the holding of treasury shares amounts to a maximum of 1/10 of all shares of the company. The purpose of the proposed re-purchase option is to give the company the opportunity to transfer shares to employees, pursuant to the above, and hedge the aggregate costs of the performance-related employee stock option plan.

<u>Item 17 c) Transfer of treasury shares</u>
The Board of Directors proposes the transfer of a maximum of 330,000 treasury shares to employees pursuant to the performance-related employee stock option plan stated in item 17 a). Additionally, during the period before the next AGM, the company shall have the right to transfer the requisite number of shares if participants demand cash redemption, and a maximum of 80,000 shares of the holding of 330,000 shares with the aim of covering specified expenditure, mainly social security costs.

Documentation, etc.
The Annual Report and Audit Report and the Board of Directors' complete proposals for resolution according to items 15-17, and the Board's justified statement for resolution for item 7 b) and statements pursuant to chapter 19 § 22 of the Swedish Companies Act will be available at the company and from its Website www.hoganas.com from 11 April 2007 onwards. These documents will be provided to those shareholders that specifically request them, and will be distributed at the AGM.

The Board

Höganäs, Sweden, March 2007

END